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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
                         (Title of Class of Securities)

                                   45821T 10 8
                                 (CUSIP Number)

                                   BRUCE MOGEL
                    C/O INTEGRATED HEALTHCARE HOLDINGS, INC.
                              1301 N. TUSTIN AVENUE
                           SANTA ANA, CALIFORNIA 92705
                                 (714) 953-3575
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 18, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 45821T 10 8

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Bruce Mogel

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                                                                 (a) [ ] (b) [ ]

         3.       SEC Use Only

         4.       Source of Funds (See Instructions)

         Not      Applicable

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                     [ ]

         6.       Citizenship or Place of Organization

                  United States

                  7.       Sole Voting Power

                           5,365,500

Number of         8.       Shared Voting Power
Shares                     74,416,499
Beneficially
Owned by Each     9.       Sole Dispositive Power
Reporting                  5,365,500
Person With
                   10.      Shared Dispositive Power
                            -0-

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 79,781,999

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                  [ ]

         13.      Percentage of Class Represented by Amount in Row (11)
                   49.26% (1)

         14.      Type of Reporting Person (See Instructions)
                  IN

(1) Assumes 161,973,929 shares of the Issuer's Common Stock are outstanding.

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NOTE: This Amendment No. 1 on Schedule 13D/A ("Schedule 13D") amends and supplements the Schedule 13D originally filed by and on behalf of Bruce Mogel with the Securities and Exchange Commission on July 12, 2007 (the "Prior
Schedule 13D"). The Prior Schedule 13D is hereby amended and supplemented to reflect the acquisition of additional shares of Common Stock by Dr. Kali Chaudhuri on July 18, 2008, as to which Bruce Mogel has shared voting power.

ITEM 1.           SECURITY AND ISSUER

         This Statement on Schedule 13D related to shares of common stock, par value $0.001 per share (the "Common Stock"), of Integrated Healthcare Holdings, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 1301 North Tustin Avenue, Santa Ana, California 92705. The telephone number of the principal executive offices of the Issuer is (714) 953-3505.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is being filed by Bruce Mogel (the "Reporting Person" or "Mr. Mogel"), a citizen of the United States of America. The Reporting Person's principal business address is c/o Integrated Healthcare Holdings, Inc., 1301 North Tustin Avenue, Santa Ana, California 92705. The principal occupation of the Reporting Person is Chief Executive Officer of the Issuer.

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.           PURPOSE

         On July 2, 2007, Dr. Kali P. Chaudhuri and William E. Thomas each entered into a separate Irrevocable Proxy (collectively, the "Proxies") in favor of the Reporting Person, providing the Reporting Person with limited voting rights over the shares of Common Stock held by Dr. Chaudhuri and Mr. Thomas, respectively, for a period of two years.

         On July 2, 2007, Dr. Chaudhuri owned an aggregate of 39,789,788 shares of Common Stock and Mr. Thomas owned an aggregate of 9,748,498 shares of Common Stock. Dr. Chaudhuri and Mr. Thomas acquired their shares of Common Stock upon exercise of warrants issued by the Company to each of them on January 27, 2005 pursuant to that certain Rescission, Restructuring and Assignment Agreement to which the Company was a party (the "Warrants"). Subject to the satisfaction of certain conditions contained in their respective Warrants, Dr. Chaudhuri received the right to acquire up to a maximum of 60,000,000 shares of Common Stock upon exercise of his Warrant and Mr. Thomas received the right to acquire up to a maximum of 14,700,000 shares of Common Stock upon exercise of his Warrant, minus any shares that are cancelled under the "cashless exercise" provisions of their respective Warrants.

         The Proxies provide the Reporting Person with limited voting power over all shares that are held by Dr. Chaudhuri and Mr. Thomas as of July 2, 2007 or that may be acquired after such date upon additional exercises of the Warrants,

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as well as any other shares of Common Stock held or acquired by each of them during the term of their respective Proxies.

         Each Proxy is limited in scope, and may only be exercised by the Reporting Person to vote shares of Common Stock with respect to the following:

         (i) the nomination and election of directors, appointment of directors to fill vacancies, and removal of directors, so long as the board of directors of the Issuer, after giving effect to any stockholder action or series of stockholder actions proposed to be taken by use of the Proxy, is comprised of individuals a majority of whom are "independent directors" as defined in Rule 4200 of the NASD's Marketplace Rules;

         (ii) opposing amendments to the Articles of Incorporation or Bylaws of the Issuer affecting the size of the board of directors, opposing changes in the classification of directors, and opposing changes in the voting rights of holders of capital stock of the Issuer; and

         (iii) ratification or approval of equity incentive plans of the Issuer and amendments thereto (including, without limitation, approval of stock option plans under which employees and/or directors may receive option grants or awards, and increases in the number of shares authorized to be issued under such plans), so long as such equity incentive plans meet all of the following conditions: such plans are (A) reasonable and customary, (B) unanimously approved by the independent directors of the Issuer and (C) do not permit grants or awards exceeding 10,000,000 shares per year.

         Further, the Reporting Person's right to vote each Proxy is conditioned upon

         (i) Mr. Thomas, or an alternative individual designated by either Dr. Chaudhuri or Mr. Thomas (as applicable), being elected to the Issuer's board of directors in connection with the use of the Proxy or such individual must already be serving as a director of the Issuer at the time the Proxy is used;

         (ii) the Proxy may only be used so long as Orange County Physicians Investment Network LLC ("OC-PIN") owns as least 59,098,430 shares of common stock of the Issuer (as adjusted for stock splits, combinations and the like) and an individual designated by OC-PIN or who is a member of OC-PIN is being elected to the Issuer's board of directors in connection with the use of the Proxy or is already serving as a director of the Issuer at the time the Proxy is used; and

         (iii) subject to the terms of any instrument providing the Reporting Person with beneficial ownership of shares of common stock of the Issuer (other than shares owned by him), the Reporting Person must, upon demand of either Dr. Chaudhuri or Mr. Thomas (as applicable), enter into a voting agreement or voting trust under which the Reporting Person must agree to vote all of the shares beneficially owned by him (including shares over which the Reporting Person may exercise voting power) at the time of any vote of the Issuer's stockholders taken during the term of such voting agreement or voting trust in accordance with the manner in which the shares may be voted by the Reporting Person under the Proxy.

         The Reporting Person intends to vote each Proxy, if at all, in a manner consistent with the scope and terms of such Proxies described in this Schedule 13D.

         On July 11, 2007, Mr. Mogel, Dr. Chaudhuri and Mr. Thomas executed Amendment No. 1 to each of the Proxies clarifying that the agreement by Dr. Chaudhuri and Mr. Thomas not to vote their shares during the term of the Proxy except as requested by the Reporting Person only extended to matters with respect to which the Reporting Person would otherwise be authorized to exercise the Proxy.

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         On July 18, 2008, the Issuer, Dr. Chaudhuri and Mr. Thomas entered into a Securities Purchase Agreement ("SPA"). Under the SPA, Dr. Chaudhuri paid $50,000 of personal funds for the right to invest up to an additional $6,968,268 in Issuer through the purchase of 63,347,891 additional shares of common stock at $0.11 per share. The purchase right can be exercised by Dr. Chaudhuri from August 1, 2008 through January 10, 2009, and is subject to satisfaction or waiver of certain conditions at or prior to closing.

         Concurrent with the execution of the SPA, Dr. Chaudhuri paid $3,731,732 of personal funds to exercise warrants to purchase 24,878,213 shares of Issuer's common stock from Issuer at an exercise price of $0.15 per share, which warrants were originally issued to Dr. Chaudhuri and Mr. Thomas on or about January 27, 2005 and were scheduled to expire on or about July 27, 2008. Dr. Chaudhuri acquired Mr. Thomas's warrant on July 18, 2008 by gift from Mr. Thomas.

         References to, and descriptions each Proxy in this Item 4 are qualified in their entirety by the full text of the Proxies, which are filed as Exhibits to this Statement on Schedule 13D and are incorporated herein in their entirety where such reference and descriptions appear.

         Except as set forth in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. The Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Based on representations made by the Issuer, the Reporting Person believes that as of July 18, 2008, there were 161,973,929 shares of Common Stock of the Issuer outstanding. Based on such number of outstanding shares, the Reporting Person reports the following holdings of Common Stock and corresponding percentage interest of total shares of Common Stock outstanding:

         The Reporting Person owns directly an aggregate of 5,365,500 shares of Common Stock as of the date of this Schedule 13D, representing approximately 3.31% of the total outstanding shares of the Issuer.

         As a result of the Proxies, the Reporting Person may be deemed to beneficially own the 74,416,499 shares of Common Stock held by Dr. Chaudhuri and Mr. Thomas as of the date of this Schedule 13D, representing approximately 45.94% of the total outstanding shares of the Issuer. The Reporting Person may also beneficially own any additional shares which may be acquired by Dr. Chaudhuri or Mr. Thomas in the future, subject to the terms and conditions of each Proxy.

         The Reporting Person disclaims beneficial ownership of the Common Stock held by Dr. Chaudhuri and Mr. Thomas, except for the voting rights granted to the Reporting Person under each of the Proxies.

         The Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

         No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Stock beneficially owned by the Reporting Person on the date of this statement.

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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

         The information contained in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference by this Item 6.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits to this Statement on Schedule 13D:

Exhibit1      Irrevocable Proxy by and between Kali P. Chaudhuri and Bruce
              Mogel dated July 2, 2007, and Amendment No. 1 to Irrevocable Proxy dated July 11, 2007 (previously filed).

Exhibit 2      Irrevocable Proxy by and between William E. Thomas and Bruce
              Mogel dated July 2, 2007, and Amendment No. 1 to Irrevocable Proxy dated July 11, 2007 (previously filed).

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bruce Mogel

/s/ Bruce Mogel
-------------------

Date:  July 28, 2008


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                                  EXHIBIT INDEX

Exhibit 1     Irrevocable Proxy by and between Kali P. Chaudhuri and Bruce
              Mogel dated July 2, 2007, and Amendment No. 1 to Irrevocable Proxy dated July 11, 2007 (previously filed).

Exhibit 2     Irrevocable Proxy by and between William E. Thomas and Bruce
              Mogel dated July 2, 2007, and Amendment No. 1 to Irrevocable Proxy dated July 11, 2007 (previously filed).